UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CHC GROUP LTD.

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G07021101

(CUSIP Number)

CD&R CHC Holdings, L.P.

c/o Clayton, Dubilier & Rice, LLC

Attention: Theresa A. Gore

375 Park Ave, New York NY 10152

(212) 407-5227

Copy to:

Steven J. Slutzky

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

(212) 909 6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 30, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G07021101

1.	Name of Reporting Persons: CD&R CHC Holdings, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 67,558,574 (see Item 5) (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 67,558,574 (see Item 5) (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 67,558,574 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (2)

13.	Percent of Class Represented by Amount in Row (11) 45.4% (3)

14.	Type of Reporting Person (See Instructions) PN

(1)  The total number of ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), reported includes, on an as-converted basis (based on the initial conversion price of $7.50, as adjusted), Ordinary Shares that are issuable upon the conversion, at the option of the holder, of (a) the 116,000 shares of a class of convertible preferred shares of the Issuer (the “Preferred Shares”) that, as of the date hereof, are held directly by CD&R CHC Holdings, L.P. (“CD&R Holdings”), and (b) the 384,000 Preferred Shares that are anticipated to be issued to CD&R Holdings, subject to the satisfaction or waiver of certain conditions, at the second closing contemplated by that certain Investment Agreement, entered into on August 21, 2014, by and among the Issuer and affiliates of CD&R Holdings (referred to together with the exhibits thereto as the “Investment Agreement”), in each case, taking into account preferred dividends that have accrued and that are anticipated to be accrued on the foregoing Preferred Shares within 60 days of the date hereof, and as described in Items 4 and 5 of this Schedule 13D.  Each Preferred Share is entitled to vote with holders of the Ordinary Shares on an as-converted basis, based on the initial conversion price of $7.50, as adjusted, and accrued dividends through the date of conversion. All of these Ordinary Shares may be deemed to be beneficially owned by CD&R Investment Associates IX, Ltd., as the general partner of CD&R Holdings (“CD&R Holdings GP”).

(2) The total amount of shares reported excludes 46,519,484 Ordinary Shares held by 6922767 Holding (Cayman) Inc. (“CaymanCo”) that CD&R Holdings may be deemed to beneficially own because CD&R Holdings and CaymanCo comprise a “group” within the meaning of Section 13(d)(3) of the Act.

(3) CD&R Holdings’ voting percentage is 45.4%, calculated using a fraction, the denominator of which is 148,903,043 (calculated by adding the 81,344,469 Ordinary Shares outstanding as of October 9, 2014, as reported in the Company’s Definitive Proxy Statement, filed October 10, 2014, plus the total number of Ordinary Shares described in footnote (1) above).

CUSIP No. G07021101

1.	Name of Reporting Persons: CD&R Investment Associates IX, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 67,558,574 (see Item 5) (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 67,558,574 (see Item 5) (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 67,558,574 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (2)

13.	Percent of Class Represented by Amount in Row (11) 45.4% (3)

14.	Type of Reporting Person (See Instructions) CO

(1)  The total number of Ordinary Shares reported includes, on an as-converted basis (based on the initial conversion price of $7.50, as adjusted), Ordinary Shares that are issuable upon the conversion, at the option of the holder, of (a) the 116,000 Preferred Shares that, as of the date hereof, are held directly by CD&R Holdings, (b) the 384,000 Preferred Shares that are anticipated to be issued to CD&R Holdings, subject to the satisfaction or waiver of certain conditions, at the second closing contemplated by the Investment Agreement, in each case, taking into account preferred dividends that have accrued and that are anticipated to be accrued on the foregoing Preferred Shares within 60 days of the date hereof, and as described in Items 4 and 5 of this Schedule 13D.   Each Preferred Share is entitled to vote with holders of the Ordinary Shares on an as-converted basis, based on the initial conversion price of $7.50, as adjusted, and accrued dividends through the date of conversion. All of these Ordinary Shares may be deemed to be beneficially owned by CD&R Holdings GP.

(2) The total amount of shares reported excludes 46,519,484 Ordinary Shares held by CaymanCo that CD&R Holdings GP may be deemed to beneficially own because CD&R Holdings and CaymanCo comprise a “group” within the meaning of Section 13(d)(3) of the Act.

(3) CD&R Holdings GP’s voting percentage is 45.4%, calculated using a fraction, the denominator of which is 148,903,043 (calculated by adding the 81,344,469 Ordinary Shares outstanding as of October 9, 2014, as reported in the Company’s Definitive Proxy Statement, filed October 10, 2014, plus the total number of Ordinary Shares described in footnote (1) above).

Item 1.         Security and the Issuer

This Schedule 13D relates to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of CHC Group Ltd., a Cayman Islands exempted company (the “Company”), having its principal executive offices at 190 Elgin Avenue, George Town, Grand Cayman, KY1-9005, Cayman Islands.

The Reporting Persons (as defined in Item 2(a)-(c)) beneficially own shares of a class of convertible preferred shares (the “Preferred Shares”) of the Company. Each Preferred Share is entitled to vote with holders of Ordinary Shares on an as-converted basis. Each Preferred Share is convertible at any time, at the option of the holder, into a number of Ordinary Shares, with the precise number determined by a formula in the Description of Preferred Shares, incorporated by reference to Exhibit 99.3 hereto, as described in Item 4.  Consequently, the Reporting Persons may be deemed to beneficially own the Ordinary Shares into which the Preferred Shares held by the Reporting Persons are convertible, without regard to the number of authorized Ordinary Shares available for issuance.

Item 2.         Identity and Background

(a) - (c)         This Schedule 13D is filed jointly on behalf of: (i) CD&R CHC Holdings, L.P., a Cayman Islands exempted limited partnership (“CD&R Holdings”), and (ii) CD&R Investment Associates IX, Ltd. (“CD&R Holdings GP”) (together with CD&R Holdings, collectively, the “Reporting Persons”). The Reporting Persons have entered into a Joint Filing Agreement, dated as of November 10, 2014, a copy of which is attached hereto as Exhibit 99.1.

The address for each of the Reporting Persons is c/o M&C Corporate Services Limited, PO Box 309, Ungland House, South Church Street, George Town, Grand Cayman, KY1-1104, Cayman Islands, British West Indies.

The securities are held directly by CD&R Holdings. CD&R Holdings GP is the general partner of CD&R Holdings.

To the knowledge of the Reporting Persons, the name, business address, citizenship, and principal occupation or employment of each director and officer of each of the Reporting Persons, and any other information concerning the Reporting Persons and other persons and entities as to which such information is required to be disclosed in response to General Instruction C to Schedule 13D are set forth in Schedule A and incorporated herein by this reference.

(d)                                 During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   CD&R Holdings and CD&R Holdings GP are organized under the laws of the Cayman Islands.

Item 3.         Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the 116,000 Preferred Shares acquired by CD&R Holdings on October 30, 2014 was $116,000,000, and the aggregate purchase price for the additional 384,000 Preferred Shares described in Item 4 will be $384,000,000.

CD&R Holdings obtained funds from capital contributions of its partners.

Item 4.         Purpose of Transaction.

CD&R Holdings acquired the Preferred Shares on October 30, 2014, and will acquire the additional Preferred Shares described below, for general investment purposes.  CD&R Holdings may seek to sell the Preferred Shares (subject to certain contractual limitations) or the Ordinary Shares into which such Preferred Shares are convertible in the ordinary course of business.

Pursuant to its contractual right under the CD&R Shareholders’ Agreement (described in Item 6 below), CD&R Holdings designated Mr. Nathan Sleeper and Mr. John Krenicki to be its representatives on the board of Directors of the Company (the “Board”), with Mr. Krenicki assuming the role of Chairman of the Board.

Investment Agreement

On August 21, 2014, the Company, Clayton, Dubilier & Rice Fund IX, L.P. (“CD&R Fund IX”) and Clayton, Dubilier and Rice, LLC (the “CD&R Manager”) entered into an Investment Agreement (referred to together with the exhibits thereto as the “Investment Agreement”). CD&R Fund IX subsequently assigned its rights and obligations under the Investment Agreement to CD&R Holdings. A copy of the Investment Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

The Investment Agreement contemplates CD&R Holdings making an investment of up to $600 million in the Company by means of a purchase of newly designated convertible preferred shares of the Company (the “Preferred Shares”) at a purchase price of $1,000 per share. The Preferred Shares to be purchased under the Investment Agreement consist of (i) upon the first closing, 116,000 Preferred Shares, which, if converted to Ordinary Shares immediately, would constitute less than 19.9% of the total Ordinary Shares outstanding immediately prior to the issuance of the Preferred Shares, (ii) upon the second closing, 384,000 Preferred Shares and (iii) upon the third closing, 100,000 Preferred Shares, less the Preferred Shares sold in a rights offering of Preferred Shares solely to existing holders of the Company’s Ordinary Shares on a pro rata basis.

The first closing under the Investment Agreement took place on October 30, 2014, and the Company issued to CD&R Holdings 116,000 Preferred Shares. The second closing under the Investment Agreement is expected to take place on November 12, 2014.

A copy of the description of rights of the Preferred Shares adopted by the Board (the “Description of Preferred Shares”) which sets forth the terms of the Preferred Shares along with newly designated non-voting Ordinary Shares convertible into Ordinary Shares is attached hereto as Exhibit 99.3 and is incorporated herein by reference. A description of the terms of the Preferred Shares is set forth below.

The consummation of the transactions contemplated by the Investment Agreement is subject to the satisfaction of certain closing conditions, including, but not limited to (i) with respect to the second and third closings, the approval of the issuance of the Preferred Shares by the holders of a majority of the outstanding Ordinary Shares of the Company voted in person or by proxy at an extraordinary general meeting of shareholders prior to the second closing (the “Shareholder Approval”) (this condition has been satisfied), (ii) the occurrence of the first closing prior to or simultaneously with the second closing (this condition has been satisfied), (iii) expiration or termination of certain required waiting periods of applicable competition laws (this condition has been satisfied), (iv) obtaining certain required third-party consents (this condition has been satisfied), (v) execution of certain shareholder agreements with CD&R Holdings and 6922767 Holding (Cayman) Inc., a Cayman Islands exempted company (“CaymanCo”) (this condition has been satisfied), (vi) resignation of one of the directors designated by CaymanCo and taking of all necessary actions by the Board for the election of two directors designated by CD&R Holdings at or prior to the first closing (this condition has been satisfied) and taking of all Board actions necessary for the election of two additional directors designated by CD&R Holdings at or prior to the second closing and (vii) absence of a Material Adverse Effect (as defined in the Investment Agreement).  The Shareholder Approval was received on November 7, 2014.

The Company has made customary representations, warranties and covenants in the Investment Agreement, including, among others, covenants to conduct its business in the ordinary course between the execution of the Investment Agreement and the second closing, and certain additional covenants, including, among others, covenants, subject to certain exceptions, (i) to cause an extraordinary general meeting of shareholders to be held to consider approval of the issuance of the Preferred Shares pursuant to the terms of the Investment Agreement and (ii) not to solicit proposals from parties other than CD&R Holdings for an acquisition of more than 20% of the assets or securities of the Company. The Investment Agreement provides that, after the first closing, the Company will indemnify CD&R Holdings and its affiliates for the Company’s breaches of representations, warranties and covenants, subject to certain limitations. In connection with the private placement, the Company will reimburse CD&R Holdings for CD&R Holdings’ reasonable costs and expenses up to $5.0 million and will pay the CD&R Manager an aggregate closing fee of $7.5 million, which is the sum of $1.8 million paid on the first closing and $5.7 million payable on or about the second closing. The third closing will occur following the completion of the rights offering, subject to the satisfaction of certain closing conditions.

Description of Preferred Shares

The Board has approved the Description of Preferred Shares, which sets forth the rights and restrictions of the Preferred Shares and non-voting Ordinary Shares. In any liquidation event, the holders of the Preferred Shares will receive prior to the holders of the Company’s Ordinary Shares the greater of (i) the purchase price of such Preferred Shares of $1,000 per share, plus accrued and unpaid dividends, (the “Liquidation Value”), or (ii) the amount the holder would have received if such Preferred Shares had been converted into Ordinary Shares.

The Preferred Shares are convertible at any time at the option of the holder into that number of Ordinary Shares equal to the quotient of (i) the Liquidation Value divided by (ii) the then effective Conversion Price as defined therein, which will initially be $7.50 and generally increase by 0.25% every quarter until the eighth anniversary of the second closing (the “Conversion Price”).

In addition, the Preferred Shares are subject to mandatory conversion into Ordinary Shares at the then effective Conversion Price under certain circumstances, including when (w) following the second anniversary of the second closing, the daily volume-weighted average sale price of an Ordinary Share (“VWAP”) equals or exceeds 175% of the Conversion Price for 30 consecutive trading days, (x) upon a reorganization event, the daily VWAP of the shares of the to-be surviving company equals or exceeds 175% of the adjusted Conversion Price for 30 consecutive trading days, (y) following the eighth anniversary of the second closing, the average VWAP for the 10 preceding trading days equals or exceeds the Conversion Price, and (z) the Liquidation Value of the remaining Preferred Shares is less than $50 million.

The Company may, at its option, convert the Preferred Shares into Ordinary Shares (a) following the eighth anniversary of the second closing based upon a Conversion Price equal to the lesser of the then effective Conversion Price or at the average VWAP for the 10 preceding trading days or (b) following the fifteenth anniversary of the second closing based on a Conversion Price equal to the lesser of (I) the then effective Conversion Price and (II) the greater of the average VWAP for the 10 preceding trading days and 50% of the then effective Conversion Price. Notwithstanding the foregoing, the aggregate Ordinary Shares issued upon conversion of Preferred Shares held by any holder and its affiliates may not exceed 49.9% of the total Ordinary Shares outstanding immediately after such conversion and, for each Ordinary Share not issued due to this limitation, the holder will receive a non-voting Ordinary Share.

The Preferred Shares will participate equally and ratably with the Ordinary Shares in all dividends or distributions paid on Ordinary Shares. In addition, holders of the Preferred Shares are entitled to cumulative dividends accruing daily on a quarterly compounding basis at a rate of 8.50% per annum. Upon a default, the dividend rate will increase to 11.50% per annum and the Company will be restricted from paying dividends on or redeeming securities junior to the Preferred Shares. The preferred dividends accruing up to the second anniversary of the issuance date will be paid by the issuance of Preferred Shares, and the preferred dividends accruing after such anniversary will be paid either in cash or by the issuance of Preferred Shares at the option of the Company. The preferred dividends will be payable quarterly in arrears as authorized by the Board. Each holder of Preferred Shares may require the redemption of such Preferred Shares upon a change of control of the Company at a purchase price equal to the Liquidation Value of such Preferred Shares. The Preferred Shares will vote at all shareholders meetings together with, and as part of one class with, the Ordinary Shares; provided, however, that the Preferred Shares of any one holder and its affiliates (together with any votes of such holder and its affiliates in respect of any previously issued conversion shares) will not represent more than 49.9% of the total number of votes. In addition, the prior written consent of the holders of a majority of the Preferred Shares will be required to, among other things, (i) create, or issue additional, equity or convertible securities other than voting or non-voting Ordinary Shares or (ii) enter into a debt agreement restricting the payment of dividends by the issuance of Preferred Shares or the conversion of Preferred Shares into Ordinary Shares.

The non-voting Ordinary Shares will have the same rights as Ordinary Shares in all respects, except that (i) they will be non-voting shares (except to the extent required by applicable law) and (ii) they will be convertible into Ordinary Shares on a one-to-one basis at the option of the holders at any time in connection with or following any transfer of such shares to a person which together with its affiliates will own no more than 49.9% of the total Ordinary Shares immediately following such conversion.

The foregoing description of the Investment Agreement and the Description of Preferred Shares, does not purport to be complete and is subject to, and qualified in its entirety by, the full text of each of such agreements, which are attached hereto as Exhibits 99.2 and 99.3,.

Other than as described above, each of the Reporting Persons reports that neither it nor, to its knowledge, any of the other persons named in Item 2 of this Schedule 13D, currently has any plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)-(j) of this Schedule 13D, although each Reporting Person expects to evaluate on an ongoing basis the Company’s financial condition and prospects and its interest in, and intentions with respect to, a variety of transactions that could create shareholder value, including business combinations, acquisitions and refinancing opportunities. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate.

In particular, each Reporting Person may, subject to the limitations set forth in the CD&R Shareholders Agreement, at any time and from time to time, in privately negotiated transactions or otherwise, acquire additional securities of the Company; dispose of all or a portion of the securities of the Company that the Reporting Persons now own or may hereafter acquire; and/or enter into derivative transactions with institutional counterparties with respect to the Company’s securities. In addition, the Reporting Persons may engage in discussions with management, the Board, other stockholders of the Company and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Company. Pursuant to the CD&R Shareholders Agreement, the Reporting Persons directly holding Preferred Shares or Ordinary Shares are entitled to designate, nominees to the Board, which will afford access to, and participation in, deliberations of the Board regarding the business, operations, board composition, management, strategy and future plans of the Company.

As a result of these activities, and subject to the limitations set forth in the CD&R Shareholders Agreement, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Company as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as disposing of one or more businesses; selling the Company or acquiring another company or business; changing operating or marketing strategies; adopting, not adopting, modifying, or eliminating certain types of anti-takeover measures; restructuring the Company’s capitalization; reviewing dividend and compensation policies; entering into agreements with third parties relating to acquisitions of securities issued or to be issued by the Company; entering into agreements with the management of the Company relating to acquisitions of shares by members of management, issuance of equity awards to management, or their employment by the Company.

Except as described in Item 6 of this Schedule 13D which is incorporated herein by reference, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions required to be reported herein.

Item 5.         Interest in Securities of the Issuer.

(a)

(i) CD&R Holdings is the beneficial owner of 67,558,574 Ordinary Shares on an as-converted basis (based on the initial conversion price of $7.50, as adjusted), which are issuable upon conversion, at the option of the holder, of (x) the 116,000 Preferred Shares that, as of the date hereof, are held directly by CD&R Holdings and (y) the 384,000 Preferred Shares that are anticipated to be issued to CD&R Holdings, subject to the satisfaction or waiver of certain conditions, at the second closing contemplated by the Investment Agreement, in each case, taking into account preferred dividends that have accrued and that are anticipated to be accrued on the foregoing Preferred Shares within 60 days of the date hereof. Each Preferred Share is entitled to vote with holders of the Ordinary Shares on an as-converted basis, based on the initial conversion price of $7.50, as adjusted, and accrued dividends through the date of conversion. Taking into account this beneficial ownership, CD&R Holdings’ voting interest is approximately 45.4% of the voting power of the Company, based on (A) the initial conversion price of $7.50, as adjusted, and accrued dividends through the date of conversion, and (B) 81,344,469 Ordinary Shares outstanding as of October 9, 2014, as reported in the Company’s Definitive Proxy Statement, filed October 10, 2014.

CD&R Holdings’ beneficial ownership of Preferred Shares excludes 46,519,484 Ordinary Shares held by CaymanCo that CD&R Holdings may be deemed to beneficially own because CD&R Holdings and CaymanCo comprise a “group” within the meaning of Section 13(d)(3) of the Act. For purposes of qualifying the Company as a “controlled company” pursuant to the rules of the New York Stock Exchange, following the first closing, such group may be deemed to beneficially own, in the aggregate, including Ordinary Shares directly held by CaymanCo, Ordinary Shares in excess of 50.1% of the Ordinary Shares of the Company.

(ii) CD&R Holdings GP, as the general partner of CD&R Holdings, may be deemed to beneficially own the Preferred Shares in which the CD&R Holdings has beneficial ownership.  CD&R Holdings GP expressly disclaims beneficial ownership of the Preferred Shares in which CD&R Holdings has beneficial ownership.  Investment and voting decisions with respect to the Preferred Shares or Ordinary Shares held by CD&R Holdings or CD&R Holdings GP are made by an investment committee comprised of more than ten investment professionals of CD&R Manager, or the “Investment Committee.” All members of the Investment Committee disclaim beneficial ownership of the shares shown as beneficially owned by CD&R Holdings or CD&R Holdings GP.

(iii) CD&R Holdings GP is managed by a two-person board of directors. Donald J. Gogel and Kevin J. Conway, as the directors of CD&R Holdings GP, may be deemed to share beneficial ownership of the Preferred Shares directly held by CD&R Holdings. Such persons expressly disclaim such beneficial ownership.

(b) In addition to the description set forth above in Item 5(a), see the cover pages of this Schedule 13D for indications of the respective voting powers and disposition powers of the Reporting Persons.

The responses set forth in Items 4 and 6 are incorporated by reference in their entirety.

(c) Except as set forth herein, each of the Reporting Persons reports that neither it, nor to its knowledge, any other person named in Item 2 of this Schedule 13D, has effected any transactions in Ordinary Shares or Preferred Shares during the past 60 days, other than the acquisition by CD&R Holdings on October 30, 2014 of 116,000 Preferred Shares upon the first closing contemplated by the Investment Agreement.

(d) Except as otherwise described in Item 2 and this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Company beneficially owned by the Reporting Persons as described in this Item 5.

(e) Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Joint Filing Agreement

A Joint Filing Agreement, dated November 10, 2014, by and among the Reporting Persons has been executed by the Reporting Persons, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

CD&R Shareholders’ Agreement and CD&R Registration Rights Agreement

At the first closing, the Company, CD&R Holdings and the other parties thereto entered into a Shareholders’ Agreement (the “CD&R Shareholders’ Agreement”) and a Registration Rights Agreement (the “CD&R Registration Rights Agreement”). A copy of each of these agreements is attached hereto as Exhibits 99.4 and 99.5, respectively, and is incorporated herein by reference.

Under the CD&R Shareholders’ Agreement, CD&R Holdings and its affiliates (the “CD&R Group”) have the right to designate the number of directors that is proportionate to their beneficial ownership percentage of the equity of the Company on a fully-diluted basis (not to exceed 40% of the total number of directors). For so long as the CD&R Group in the aggregate beneficially owns at least 5% of the outstanding voting shares of the Company, they will be entitled to designate at least one director. Between the first and second closings, the CD&R Group will be entitled to designate the lowest whole number of directors greater than 16 2/3% of the total number of the Company’s directors. Also, so long as the CD&R Group holds at least 30% of the Outstanding Shares on an as-converted basis, the Board will have a committee consisting of directors designated by the CD&R Group, which committee will have the sole power to identify and appoint the chairman of the Board. For at least one year following the second closing, at least one of such directors will be independent pursuant to the listing standards of the New York Stock Exchange so long as the CD&R Group has the right to designate at least four director nominees under the CD&R Shareholders’ Agreement.

From the first closing until the time the CD&R Group is no longer entitled to designate any director nominee to the Board, CD&R Holdings and its affiliates, without the prior written consent of a majority of directors not designated by CD&R Holdings, may not, and shall use its reasonable best efforts to cause its portfolio companies not to, subject to certain exceptions, (i) acquire the Company’s equity securities, (ii) transfer any of the Company’s equity securities into a voting trust or similar contract, (iii) enter into or propose a merger or similar business combination transaction with the Company, (iv) engage in a proxy solicitation other than on behalf of the Company or for the transactions contemplated by the Investment Agreement, (v) call a shareholder meeting or initiate a shareholder proposal, (vi) form or join a group with respect to the Company’s equity securities other than with CaymanCo or its affiliates, (vii) transfer any of the Company’s equity securities to a beneficial owner of greater than 10% of the Company’s Ordinary Shares (including issued or issuable conversion shares) or (viii) disclose publicly any intention or plan prohibited by the foregoing. Under the CD&R Shareholders’ Agreement, the Company also granted the CD&R Group certain information rights and preemptive rights with respect to issuances of equity securities by the Company. In addition, between the first and second closings or, following the second closing, so long as the CD&R Group beneficially own at least 30% of the Company (or 20% in the case of a sale transaction) on an as-converted basis, the consent of the CD&R Group is required for the Company to undertake certain transactions, including a liquidation, merger, acquisition, sale of substantially all assets of the Company, or other change in control transactions.

Pursuant to the CD&R Registration Rights Agreement, the Company granted to CD&R Holdings certain demand and piggyback registration rights with respect to the Ordinary Shares issuable upon conversion of the Preferred Shares and Preferred Shares outstanding more than 8.5 years after the first closing. In the event that the securities requested to be included in a registration statement exceeds the number that can be sold in an offering, the priority will be given (i) first to the Company selling for its own account in the case of piggyback registration, (ii) then to CaymanCo and its affiliates so long as they beneficially hold less than 7.5% of all outstanding Ordinary Shares and Ordinary Shares issuable upon conversion of the Preferred Shares and other convertible securities, and (iii) then to the CD&R Group and CaymanCo and its affiliates on a pro rata basis. CaymanCo is a third party beneficiary of the CD&R Registration Rights Agreement.

Pre-Closing Voting Agreement

In connection with the transactions contemplated by the Investment Agreement, on August 21, 2014, CaymanCo and CD&R Fund IX entered into a Pre-Closing Voting Agreement, a copy of which is attached hereto as Exhibit 99.6 and is incorporated herein by reference. Pursuant to the Pre-Closing Voting Agreement, CaymanCo agreed to vote in any shareholder action in favor of the issuance of the Preferred Shares and any additional action required under the Company’s Memorandum and Articles of Association or any rules of the New York Stock Exchange for such issuance. Subject to the Board’s recommendation, CaymanCo also agreed to vote for all other proposals facilitative of the transactions contemplated under the Investment Agreement. In addition, CaymanCo agreed to vote in any shareholder action against any action or transaction which would impede the transactions contemplated under the Investment Agreement. Under the Pre-Closing Voting Agreement, CaymanCo also agreed not to participate in the rights offering, transfer, grant proxies, or enter into a voting arrangement with respect to its shares, or take any other action materially limiting its ability to perform its obligation under the Pre-Closing Voting Agreement. The Pre-Closing Voting Agreement will terminate on the earliest to occur of (i) termination of the Investment Agreement, (ii) the written agreement of the parties to terminate the Pre-Closing Voting Agreement, (iii) March 31, 2015, or (iv) the second closing.

Post-Closing Voting Agreement

At the first closing, CaymanCo and CD&R Holdings entered into a Post-Closing Voting Agreement. A copy of the Post-Closing Voting Agreement is attached hereto as Exhibit 99.7 and is incorporated herein by reference. Under the Post-Closing Voting Agreement, CaymanCo and CD&R Holdings will vote in any shareholder action to elect director nominees designated by CD&R Holdings pursuant to the CD&R Shareholders’ Agreement and by CaymanCo under CaymanCo’s shareholder agreement with the Company. Pursuant to the Post-Closing Voting Agreement, CaymanCo will also vote its shares in any shareholder action in favor of any exercise by CD&R Holdings of its preemptive rights to acquire additional securities of the Company in accordance with the CD&R Shareholders’ Agreement to the extent such issuance would require shareholder approval due to CD&R Holdings’ status as an affiliate of the Company. The Post-Closing Voting Agreement will terminate when either CaymanCo or CD&R Holdings loses its right to designate a director nominee under their respective shareholders’ agreements and thus the other party is no longer obligated to vote its shares in favor of director nominees designated by the other party.

CaymanCo Shareholders Agreement

The Company and CaymanCo are parties to a Shareholder’s Agreement, dated as of January 17, 2014 (the “CaymanCo Shareholder’s Agreement”), pursuant to which the Company has agreed that CaymanCo shall have the right to designate representatives to the Board. Pursuant to the CaymanCo Shareholders’ Agreement, CaymanCo has the right to designate the number of directors that is proportionate to its beneficial ownership percentage of the equity of the Company on a fully-diluted basis. For so long as CaymanCo and its affiliates in the aggregate beneficially own at least 5% of the outstanding voting shares of the Company (on an as-converted basis), they will be entitled to designate at least 10% of the number of directors. The foregoing description of the CaymanCo Shareholder’s Agreement is qualified in its entirety by the terms of the CaymanCo Shareholders’ Agreement, a copy of which is attached hereto as Exhibit 99.8 and is incorporated herein by reference.

On August 21, 2014, in connection with and as a condition to the first closing, the Company and CaymanCo entered into Amendment No. 1 to Shareholders’ Agreement, which became effective as of the first closing (the “CaymanCo Amendment”). The CaymanCo Amendment amends the existing CaymanCo Shareholders’ Agreement, to include Ordinary Shares issuable upon conversion of the Preferred Shares in the calculation of CaymanCo’s beneficial ownership for purposes of determining the number of director designees CaymanCo will be entitled to nominate to the Board. The foregoing description of the CaymanCo Amendment is qualified in its entirety by the terms of the CaymanCo Amendment, a copy of which is attached hereto as Exhibit 99.9 and is incorporated herein by reference.

CaymanCo Registration Rights Agreement

The Company and CaymanCo are parties to an Amended and Restated Registration Rights Agreement, which became effective upon the first closing (the “CaymanCo Registration Rights Agreement”). Pursuant to the CaymanCo Registration Rights Agreement, the Company granted to CaymanCo certain demand and piggyback registration rights with respect to the Ordinary Shares. In the event that the securities requested to be included in a registration statement exceeds the number that can be sold in an offering, the priority will be given (i) first to the Company selling for its own account in the case of piggyback registration, (ii) then to CaymanCo and its affiliates so long as they beneficially hold less than 7.5% of all outstanding Ordinary Shares and Ordinary Shares issuable upon conversion of the Preferred Shares and other convertible securities and (iii) then to CD&R Holdings and CaymanCo and its affiliates on a pro rata basis. The foregoing description of the CaymanCo Registration Rights Agreement is qualified in its entirety by the terms of the CaymanCo Registration Rights Agreement, a copy of which is attached hereto as Exhibit 99.10 and is incorporated herein by reference.

The foregoing description of the CD&R Shareholders’ Agreement, the CD&R Registration Rights Agreement, Pre-Closing Voting Agreement, the Post-Closing Voting Agreement, the CaymanCo Shareholders Agreement, CaymanCo Shareholders’ Agreement Amendment and CaymanCo Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of each of such agreements, which are attached hereto as Exhibits 99.4, 99.5, 99.6, 99.7, 99.8, 99.9 and 99.10.

The responses set forth in Items 4 and 5 are incorporated by reference in their entirety. Except as otherwise described above, there are no contracts, arrangements, understandings or relationships among the Reporting Persons (or, to the best of such Reporting Person’s knowledge, any other persons identified on the respective Schedules attached hereto with respect to the Reporting Persons), or between any Reporting Person (or, to the best of such Reporting Person’s knowledge, any other person identified on the respective Schedule attached hereto with respect to such Reporting Person) and any other person with respect to any securities of the Company.

Item 7.         Material to be filed as Exhibits.

1.              Exhibit 99.1 — Joint Filing Agreement

2.              Exhibit 99.2 — Investment Agreement, dated as of August 21, 2014, by and between CHC Group Ltd., Clayton, Dubilier & Rice Fund IX, L.P. and Clayton, Dubilier and Rice, LLC (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K of CHC Group Ltd. filed on August 27, 2014).

3.              Exhibit 99.3 — Description of Preferred Shares (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K of CHC Group Ltd. filed on August 27, 2014).

4.              Exhibit 99.4 — Shareholders’ Agreement, dated as of October 30, 2014, by and among CHC Group Ltd., CD&R CHC Holdings, L.P., Clayton, Dubilier and Rice, LLC, and the other parties thereto (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K of CHC Group Ltd. filed on October 30, 2014).

5.              Exhibit 99.5 — Registration Rights Agreement, dated as of October 30, 2014, by and between CHC Group Ltd. and CD&R CHC Holdings, L.P. (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K of CHC Group Ltd. filed on October 30, 2014).

6.              Exhibit 99.6 — Pre-Closing Voting Agreement, dated as of August 21, 2014, by and between 6922767 Holding (Cayman) Inc. and Clayton, Dubilier & Rice Fund IX, L.P. (incorporated by reference to Exhibit 10.4 of the Current Report on Form 8-K of CHC Group Ltd. filed on August 27, 2014).

7.              Exhibit 99.7 — Post-Closing Voting Agreement, dated as of October 30, 2014, by and between CD&R CHC Holdings, L.P. and 6922767 Holding (Cayman) Inc. (incorporated by reference to Exhibit A of Exhibit 10.4 of the Current Report on Form 8-K of CHC Group Ltd. filed on August 27, 2014).

8.              Exhibit 99.8 — Shareholders’ Agreement, dated as of January 17, 2014, by and between CHC Group Ltd., 6922767 Holding (Cayman) Inc. and the other parties thereto (incorporated by reference to Exhibit 10.26 of Amendment No. 3 to the Registration Statement on Form S-1 of CHC Group Ltd. filed on December 19, 2013).

9.              Exhibit 99.9 — Amendment No. 1 to Shareholders’ Agreement, dated August 21, 2014, by and among CHC Group Ltd., 6922767 Holding (Cayman) Inc. and the other parties thereto (incorporated by reference to Exhibit 10.6 of the Current Report on Form 8-K of CHC Group Ltd. filed on August 27, 2014).

10.       Exhibit 99.10 — Amended and Restated Registration Rights Agreement, dated as of August 21,2014, by and among CHC Group Ltd., 6922767 Holding (Cayman) Inc. and the other parties thereto (incorporated by reference to Exhibit 10.5 of the Current Report on Form 8-K of CHC Group Ltd. filed on August 27, 2014).

SIGNATURES

After reasonable inquiry and to the best of each of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 10, 2014

CD&R CHC GROUP HOLDINGS, L.P.

By:	CD&R Investment Associates IX, Ltd.,
its general partner

By:	/s/ Theresa A. Gore
Name:	Theresa A. Gore
Title:	Vice President, Treasurer and Assistant Secretary

CD&R INVESTMENT ASSOCIATES IX, LTD.

By:	/s/ Theresa A. Gore
Name:	Theresa A. Gore
Title:	Vice President, Treasurer and Assistant Secretary

Signature Page

SCHEDULE A

The business address for each of the persons listed below is c/o Clayton, Dubilier & Rice, Inc., 375 Park Avenue, 18th Floor, New York, New York, 10152, and the business telephone of each such person is 212-407-5200.

Name	Position with	Citizenship
Donald J. Gogel	Mr. Gogel is a director and officer of CD&R Investment Associates IX, Ltd.	United States of America
Kevin J. Conway	Mr. Conway is a director and officer of CD&R Investment Associates IX, Ltd.	United States of America
Theresa A. Gore	Ms. Gore is an officer of CD&R Investment Associates IX, Ltd.	United States of America

Schedule A